PXP

Plains Exploration & Production Company

June 27, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Plains Exploration & Production Company—Application for Withdrawal of Registration Statement on Form S-4 (Registration No. 333-134328)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Plains Exploration & Production Company (“Plains”) hereby respectfully makes this application to withdraw its Registration Statement on Form S-4 (Registration No. 333-134328) filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2006, together with all exhibits thereto (the “Registration Statement”), on the grounds such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

Plains filed the Registration Statement with respect to the proposed issuance of its common stock, $0.01 par value per share (“Common Stock”), in connection with the proposed merger of Plains and Stone Energy Corporation (“Stone”). Stone has terminated the Agreement and Plan of Merger dated April 23, 2006 among Plains, Plains Acquisition Corporation and Stone (the “Agreement”). Therefore, Plains will not proceed with the Stone merger or with the registration and sale of Common Stock as contemplated by the Agreement and the Registration Statement. No shares of Common Stock were issued or sold pursuant to the Registration Statement. Plains requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact me at (713) 579-6123 or Michael Dillard of Akin Gump Strauss Hauer & Feld LLP at (713) 220-5821.

Sincerely,
PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ John F. Wombwell
John F. Wombwell
Executive Vice President, General Counsel and Secretary